CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Floating Rate Notes due 2024	$3,000,000	$347.70

November 2016 Pricing Supplement No. 1,177 Registration Statement No. 333-200365 Dated November 30, 2016 Filed pursuant to Rule 424(b)(2)

Floating Rate Notes due 2024

U.S. Inflation Index Linked Notes

As further described below, interest will accrue and be payable on the notes monthly, in arrears, at a variable rate equal to the year-over-year change in the U.S. Consumer Price Index (“CPI”) plus a spread of 1.00%, subject to the minimum interest rate of 0.00% per annum. The notes provide the opportunity to receive a potentially above-market interest rate in exchange for the risk that, during the entire term of the notes, the notes accrue a low rate of interest or no interest if inflation, as measured by the CPI, is negative or low. The CPI for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor and published on Bloomberg screen CPURNSA or any successor service.

FINAL TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$3,000,000. May be increased prior to the original issue date but we are not required to do so.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	November 30, 2016
Original issue date:	December 7, 2016 (5 business days after the pricing date)
Maturity date:	June 7, 2024
Interest accrual date:	December 7, 2016
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest, if any
Interest:

For each interest payment period:

(CPIt – CPIt-12) / CPIt-12 + spread; subject to the minimum interest rate, where

CPIt = CPI for the applicable reference month, as published on Bloomberg screen CPURNSA;

CPIt-12 = CPI for the twelfth month prior to the applicable reference month, as published on Bloomberg screen CPURNSA; and

Reference month = the third calendar month prior to the month of the related interest reset date.

See “Additional Provisions—Interest Rate” on page 2.

Spread:	1.00%
Minimum interest rate:	0.00% per annum
Interest payment period:	Monthly
Interest payment dates:	The 7th calendar day of each month, beginning January 7, 2017; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.
Interest reset dates:	The 7th calendar day of each month, beginning on the original issue date; provided that such interest reset dates shall not be adjusted for non-business days.
Interest determination dates:	Each interest reset date
Day-count convention:	Actual/Actual
Reporting service:	Bloomberg screen CPURNSA. See “Additional Provisions—Consumer Price Index” below.
Redemption:	Not applicable
Specified currency:	U.S. dollars
CUSIP / ISIN:	61760QKD5 / US61760QKD50
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Calculation agent:	Morgan Stanley Capital Services LLC
Trustee:	The Bank of New York Mellon
Estimated value on the pricing date:	$990.30 per note. The estimated value on any subsequent pricing date may be lower than this estimate, but will in no case be less than $959.40 per note. See “The Notes” on page 2.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per note	$1,000	$11.25	$988.75
Total	$3,000,000	$33,750	$2,966,250

(1)	Morgan Stanley or one of our affiliates will pay varying discounts and commissions to dealers, including Morgan Stanley Wealth Management (an affiliate of the agent) and their financial advisors, of up to $11.25 per note depending on market conditions. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 4.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Prospectus Supplement dated November 19, 2014           Prospectus dated February 16, 2016

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Floating Rate Notes due 2024

U.S. Inflation Index Linked Notes

The Notes

The notes are debt securities of Morgan Stanley. For each interest payment period, interest on the notes will accrue and be payable monthly at a variable rate equal to the year-over-year changes in the CPI plus a spread of 1.00%, subject to the minimum interest rate of 0.00% per annum, as determined on the applicable interest determination date. We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below. All payments on the notes are subject to the credit risk of Morgan Stanley.

The stated principal amount and the issue price of each note is $1,000. This price includes costs associated with issuing and selling the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date is less than the issue price. We estimate that the value of each note on the pricing date is $990.30. The estimated value on any subsequent pricing date may be lower than this estimate, but will in no case be less than $959.40 per note.

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to interest rates and CPI, may vary from, and be lower than, the estimated value on the pricing date. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time.

Additional Provisions

Consumer Price Index

The amount of interest payable on the notes on each interest payment date during the term of the notes will be linked to year-over-year changes in the Consumer Price Index. The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (“CPI”), reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”) and published on Bloomberg screen CPURNSA or any successor service. The CPI for a particular month is published during the following month.

The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors’ and dentists’ services and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average.

Interest Rate

The interest rate for each interest payment period during the term of the notes will be the rate determined as of the applicable interest determination date pursuant to the following formula:

Interest Rate	=	CPIt - CPIt-12	+	Spread; subject to the minimum interest rate
CPIt-12

where:

CPIt = CPI for the applicable reference month, as published on Bloomberg screen CPURNSA;

CPIt-12 = CPI for the twelfth month prior to the applicable reference month, as published on Bloomberg screen CPURNSA;

Spread = 1.00%; and

Minimum interest rate = 0.00% per annum.

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U.S. Inflation Index Linked Notes

In no case will the interest rate for the notes for any monthly interest payment period during the term of the notes be less than the minimum interest rate of 0.00% per annum. The amount of interest payable on the notes on each interest payment date will be calculated on an actual/actual day count basis.

CPIt for any interest reset date is the CPI for the third calendar month, which we refer to as the “reference month,” prior to the month of such interest reset date as published and reported in the second calendar month prior to such interest reset date.

For example, for the interest payment period from and including December 7, 2016 to but excluding January 7, 2017, CPIt will be the CPI for September 2016 (the reference month), and CPIt-12 will be the CPI for September 2015 (which is the CPI for the twelfth month prior to the reference month). The CPI for September 2016 was reported by the BLS and published on Bloomberg screen CPURNSA in October 2016, and the CPI for September 2015 was reported and published in October 2015.

For more information regarding historical CPI levels, see “Historical Information.”

If by 3:00 PM on any interest determination date the CPI is not published on Bloomberg screen CPURNSA for any relevant month, but has otherwise been published by the BLS, Morgan Stanley Capital Services LLC, in its capacity as the calculation agent, will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with us, appears to accurately set forth the CPI as reported by the BLS.

In calculating CPIt and CPIt-12, the calculation agent will use the most recently available value of the CPI determined as described above on the applicable interest determination date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the calculation agent on any interest reset date to determine the interest rate on the notes (an “initial CPI”) is subsequently revised by the BLS, the calculation agent will continue to use the initial CPI, and the interest rate determined on such interest determination date will not be revised.

If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the notes are outstanding, the CPI is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the interest rate on the notes by reference to the applicable substitute index that is chosen by the Secretary of the Treasury for the United States Department of the Treasury’s Inflation-Protected Securities, as described in Appendix B, Section I, Paragraph B.4 of Part IV of 69 Federal Register, No. 144 (July 28, 2004) or, if no such securities are outstanding, the substitute index will be determined by the calculation agent in accordance with general market practice at the time; provided that the procedure for determining the resulting interest rate is administratively acceptable to the calculation agent.

All values used in the interest rate formula for the notes and all percentages resulting from any calculation of interest will be rounded to the nearest one hundred-thousandth of a percentage point, with .000005% rounded up to .00001%. All dollar amounts used in or resulting from such calculation on the notes will be rounded to the nearest third decimal place, with .0005 rounded up to .001.

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U.S. Inflation Index Linked Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the CPI, and other events that are difficult to predict and beyond the issuer’s control. This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and prospectus.

▪	In periods of little or no inflation, the interest rate will be approximately equal to the spread, and in periods of deflation the interest rate will be less than the spread and may be as low as zero. Interest payable on the notes is linked to year over year changes in the level of the CPI determined each month. If the CPI for the same month in successive years does not increase, which is likely to occur when there is little or no inflation, investors in the notes will receive an interest payment for the applicable interest payment period equal to the spread of 1.00% per annum. If the CPI for the same month in successive years decreases, which is likely to occur when there is deflation, investors in the notes will receive an interest payment for the applicable interest payment period that is less than the spread per annum. If the CPI for the same month in successive years declines by the spread or more, investors in the notes will receive only the minimum interest rate, which is 0.00%.

▪	The interest rate on the notes may be below the rate otherwise payable on debt securities issued by us with similar maturities. If there are only minimal increases, no changes or decreases in the monthly CPI measured year over year, the interest rate on the notes will be below what we would currently expect to pay as of the date of this document if we issued a debt instrument with terms otherwise similar to those of the notes.

▪	The interest rate on the notes may not reflect the actual levels of inflation affecting holders of the notes. The CPI is just one measure of inflation and may not reflect the actual levels of inflation affecting holders of the notes. Accordingly, an investment in the notes may not fully offset any inflation actually experienced by investors in the notes.

▪	Your interest rate is based upon the CPI. The CPI itself and the way the BLS calculates the CPI may change in the future. There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the notes. Accordingly, the amount of interest, if any, payable on the notes, and therefore the value of the notes, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the interest payable on the notes, as described above, and that substitution may adversely affect the value of the notes.

▪	The historical levels of the CPI are not an indication of the future levels of the CPI. The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Holders of the notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

▪	Investors are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates and at maturity and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. The notes are not guaranteed by any other entity. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market's view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

▪	The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased. Some of these factors include, but

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U.S. Inflation Index Linked Notes

are not limited to: (i) actual or anticipated changes in the level of the CPI, (ii) volatility of the level of the CPI, (iii) changes in interest and yield rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads and (v) time remaining to maturity. Generally, the longer the time remaining to maturity, the more the market price of the notes will be affected by the factors described in the preceding sentence. This can lead to significant adverse changes in the market price of securities like the notes. Depending on the actual or anticipated level of the CPI, the market value of the notes is expected to decrease and you may receive substantially less than 100% of the issue price if you are able to sell your notes prior to maturity. In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪	The notes will not be listed on any securities exchange and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time.

▪	The issuer, its subsidiaries or affiliates may publish research that could affect the market value of the notes. The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or the CPI specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

▪	The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes. Any of these determinations made by the calculation agent may adversely affect the payout to investors. Moreover, certain determinations made by the calculation agent may require it to exercise discretion and make subjective judgments, such as with respect to the CPI. These potentially subjective determinations may adversely affect the payout to you on the notes. For further information regarding these types of determinations, see “Additional Provisions―Interest Rate” and related definitions above.

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U.S. Inflation Index Linked Notes

Historical Information

The following graph sets forth the historical levels of the CPI as reported by the BLS for the period from January 2006 to October 2016. The historical levels of the CPI do not reflect the 1.00% spread that will apply to the interest that will accrue on the notes for each interest payment period and should not be taken as an indication of its future performance, and no assurance can be given as to the level of the CPI for any reference month. We obtained the information in the graph below from Bloomberg Financial Markets (“CPURNSA Index”), without independent verification.

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Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

We expect to deliver the notes against payment therefor in New York, New York on December 7, 2016, which will be the fifth scheduled business day following the date of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Morgan Stanley or one of our affiliates will pay varying discounts and commissions to dealers, including Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”) and their financial advisors, of up to $11.25 per note depending on market conditions. The agent may distribute the notes through Morgan Stanley Wealth Management, as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG. Morgan Stanley Wealth Management, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.

MS & Co. is our wholly owned subsidiary. MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Acceleration Amount in Case of an Event of Default

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes shall be an amount in cash equal to the stated principal amount plus accrued and unpaid interest.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated February 16, 2016, which is Exhibit 5-a to Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 filed by Morgan Stanley on February 16, 2016.

Contact Information

Morgan Stanley Wealth Management clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative.

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U.S. Inflation Index Linked Notes

Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, based on current market conditions, the notes should be treated as “variable rate debt instruments” for U.S. federal tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders—Notes—Floating Rate Notes.”

Both U.S. and non-U.S. holders should read the section of the accompanying prospectus supplement entitled “United States Federal Taxation.” The discussion under “United States Federal Taxation – FATCA Legislation” in the accompanying prospectus supplement will apply to the notes, except that, under an Internal Revenue Service notice, withholding under FATCA will not apply to payments of gross proceeds (other than any amount treated as interest) of any disposition of the notes before January 1, 2019.

You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S.taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax Considerations,” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Prospectus Supplement dated November 19, 2014

Prospectus dated February 16, 2016

Terms used but not defined in this pricing supplement are defined in the prospectus supplement or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

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